Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278797

XCEL ENERGY INC.

(a Minnesota corporation)

$350,000,000 4.75% SENIOR NOTES, SERIES DUE MARCH 21, 2028

$750,000,000 5.60% SENIOR NOTES, SERIES DUE APRIL 15, 2035

Issuer:	Xcel Energy Inc. (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Baa1/BBB/BBB+ (Stable/Negative/Negative) (Moody’s/S&P/Fitch)

Security Type:	Senior Notes

Pricing Date:	March 18, 2025

Settlement Date:	March 21, 2025 (T+3)

	2028 Notes	2035 Notes

Principal Amount:	$350,000,000	$750,000,000

Maturity Date:	March 21, 2028	April 15, 2035

Interest Payment Dates:	Semi-annually on March 21 and September 21, beginning on September 21, 2025	Semi-annually on April 15 and October 15, beginning on October 15, 2025

Reference Benchmark Treasury:	3.875% due March 15, 2028	4.625% due February 15, 2035

Benchmark Treasury Price:	99-21 1/8	102-28

Benchmark Treasury Yield:	3.997%	4.266%

Spread to Benchmark Treasury:	+85 bps	+135 bps

Yield to Maturity:	4.847%	5.616%

Coupon:	4.75%	5.60%

Price to the Public:	99.732% of the principal amount	99.873% of the principal amount

Net Proceeds to Issuer:	$347,837,000 (after deducting the underwriting discount but before transaction expenses)	$744,172,500 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to February 21, 2028 (the 2028 par call date), T+15 bps (calculated to the 2028 par call date)	Prior to October 15, 2034 (the 2035 par call date), T+25 bps (calculated to the 2035 par call date)

Par Call:	On or after February 21, 2028, at par	On or after October 15, 2034, at par

CUSIP/ISIN:	98389B BD1 / US98389BBD10	98389B BE9 / US98389BBE92

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC CIBC World Markets Corp. PNC Capital Markets LLC

Co-Manager:	Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-888-200-0266, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.